UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Reddit, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75734B 100
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75734B 100

1	NAMES OF REPORTING PERSONS
Tencent Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐ (Joint filers)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
15,447,794 shares[1]

	7	SOLE DISPOSITIVE POWER
15,447,794 shares[2]

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,447,794 shares[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.42% (on an as-converted basis)[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Represents (i) 10,736,997 shares of Class A Common Stock and 4,222,385 shares of Class B Common Stock held of record by Tencent Cloud Europe B.V., a wholly-owned subsidiary of Aceville Pte Ltd, which is a wholly-owned subsidiary of TCH Delta Limited, which is a wholly-owned subsidiary of Tencent Holdings Limited, and (ii) 50,425 shares of Class A Common Stock and 437,987 shares of Class B Common Stock held of record by Jojoba Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited.  Each share of Class B Common Stock is entitled to ten votes and is convertible into Class A Common Stock at the option of the holder.  Pursuant to a certain voting agreement entered into between the Tencent affiliates and Mr. Steve Huffman, the CEO of the Issuer, Mr. Huffman has the authority (and irrevocable proxy) to vote shares then owned by affiliates of Tencent Holdings Limited, in his sole discretion, subject to certain restrictions therein.
2 See footnote 1.
3 See footnote 1.
4 See Item 4.

CUSIP No. 75734B 100

1	NAMES OF REPORTING PERSONS
Tencent Cloud Europe B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐ (Joint filers)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
14,959,382 shares[5]

	7	SOLE DISPOSITIVE POWER
14,959,382 shares[6]

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,959,382 shares[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.07% (on an as-converted basis)[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

5 See footnote 1.
6 See footnote 1.
7 See footnote 1.
8 See Item 4.

Item 1.

(a)	Name of Issuer Reddit, Inc.
(b)	Address of Issuer’s Principal Executive Offices 303 2nd Street, South Tower, 5th Floor San Francisco, California 94107
Item 2.

(a)	Name of Person Filing Tencent Holdings Limited Tencent Cloud Europe B.V.
(b)	Address of Principal Business Office or, if none, Residence For each of Tencent Holdings Limited and Tencent Cloud Europe B.V.: 29/F., Three Pacific Place No. 1, Queen’s Road East Wanchai, Hong Kong
(c)	Citizenship: Tencent Holdings Limited Citizenship: Cayman Islands Tencent Cloud Europe B.V. Citizenship: Netherlands
(d)	Title of Class of Securities Class A Common Stock, par value $0.0001 per share
(e)	CUSIP Number 75734B 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)
Percent of class:

The total number of outstanding shares of Class A Common Stock used to calculate the percent of class represented by the Class A Common Stock beneficially owned by Tencent Holdings Limited, 12.42%, is the sum of (i)  119,734,990 shares of Class A Common Stock of the Issuer as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024 (the "Securities Filing"), and (ii) 4,222,385 shares of Class B Common Stock held of record by Tencent Cloud Europe B.V., a wholly-owned subsidiary of Aceville Pte Ltd, which is a wholly-owned subsidiary of TCH Delta Limited, which is a wholly-owned subsidiary of Tencent Holdings Limited, and 437,987 shares of Class B Common Stock held of record by Jojoba Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, each of which can be converted into an equal number of Class A Common Stock at the option of the holder.

The total number of outstanding shares of Class A Common Stock used to calculate the percent of class represented by the Class A Common Stock beneficially owned by Tencent Cloud Europe B.V., 12.07%, is the sum of (i)  119,734,990 shares of Class A Common Stock of the Issuer as disclosed in the Securities Filing, and (ii) 4,222,385 shares of Class B Common Stock held of record by Tencent Cloud Europe B.V., which can be converted into an equal number of Class A Common Stock at the option of the holder.

(c)	Number of shares as to which the person has: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
	(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page of each Reporting Person.
	(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover page of each Reporting Person.
	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page of each Reporting Person.
	(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 4.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Material Filed as Exhibits

Exhibit A	Joint Filing Agreement between Tencent Holdings Limited and Tencent Cloud Europe B.V.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

TENCENT HOLDINGS LIMITED

	By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT CLOUD EUROPE B.V.

By:	/s/ Constant Pieter van der Merwe
Name:	Constant Pieter van der Merwe
Title:	Director

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: November 12, 2024

TENCENT HOLDINGS LIMITED

	By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT CLOUD EUROPE B.V.

By:	/s/ Constant Pieter van der Merwe
Name:	Constant Pieter van der Merwe
Title:	Director